Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, NY 10019

July 1, 2011

Pamela Howell
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wizard World, Inc. (formerly GoEnergy, Inc.)
Form 8-K
Filed December 14, 2010 and amended February 18, 2011
File No. 0-33383

Dear Ms. Howell:

By letter dated March 17, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Wizard World, Inc. (“Wizard World” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s Form 8-K filed on December 14, 2010, as amended on February 18, 2011 (the “Filing”). We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Entry into a Material Definitive Agreement

1.	Please reconcile the percent of shares held by KTC shareholders after the closing, as stated in this section as 96.4%, with the share exchange agreement, which refers to 95.51%.

RESPONSE:  The Filing states that the percent of shares held by the KTC shareholders after the closing is 96.4% in both instances.  Therefore, we did not make any revisions to the Filing in response to this comment.

2.
Please include a discussion of the promissory notes issued at the time the share exchange was executed. See Section 7.08 of the Share Exchange Agreement.  Also, it appears that the promissory notes are convertible.  Please discuss and incorporate by reference to the exhibit, which was filed with the Form 8-K on November 16, 2010.

RESPONSE:  We provided a description of the four promissory notes that we issued, which included, without limitation, a discussion of the conversion feature of such notes.  We have also incorporated by reference the full text of the promissory note that we filed as Exhibit 10.7 to the Form 8-K filed with the Commission on November 16, 2010.

Our Business

Overview

3.	We note the reference to you owning the rights to 14 pop culture and multimedia conventions; however, you have only listed 10 conventions. Please reconcile.

RESPONSE: Our reference to 14 conventions included conventions that we were planning to acquire.  Our reference to 10 conventions only included conventions for which we have already obtained the production rights. To avoid confusion, we have eliminated the discussion about the 14 conventions in the Filing.

4.
We note that you are in the process of acquiring from KTC LLC the rights to produce the Mid-Ohio Comic Con and Houston Comic Con.  Please tell us in more detail the status of your plans including the intended timeframe, estimated costs, and the intended source of funds to be used for these acquisitions.

RESPONSE:  As of the date of this letter, the acquisition of the production rights to the Mid-Ohio Comic Con has already occurred.  The consideration for the acquisition is $77,500, of which $60,000 is the purchase price (the “Purchase Price”) and $17,500 of which is payable in equal amounts over a period of five years for consulting services provided by the seller (the “Consulting Fee”).  The Purchase Price is to be paid out over a five year period as a royalty against exhibitor sales. We estimate this will be approximately $12,000 per year for 5 years.  Since the Mid-Ohio Comic Con is scheduled for October 22-23, 2011, no royalty payment has been paid or is due to the seller and no Consulting Fee is due to the seller until thirty days after the event. The Mid-Ohio Comic Con is expected to cost approximately $150,000. The show will be funded out of existing cash and cash flow from our Company’s operations. In addition, we receive proceeds from ticket sales and exhibitor sales prior to the event, which is also used to fund the upfront costs due to create and produce the event.

We have decided not to acquire the production rights to the Houston Comic Con and did not suffer any penalties or incur any costs as a result of our decision.

5.
We note the statement that you originated and produced the Anaheim Comic Con in April 2010. However, the financial statements, which are as of September 2010 do not reflect any revenues from this production and do not reflect any expenses associated with this.  Please explain the nature of your involvement in this production and why revenues have not been/will not be received. Lastly, please explain how you were able to originate and produce the Anaheim convention when KTC Corp. was not incorporated until September 2010.

RESPONSE:  The filings have been revised to include Wizard Conventions, Inc. (“Wizard Conventions”) as the predecessor company.  Wizard Conventions produced the Anaheim Comic Con in 2010.

6.
We note that you have scheduled 13 conventions for 2011 and plan on adding 5 more to that schedule. Please discuss in greater detail the anticipated costs associated with these conventions, the expected source(s) of funding, and the risks if you are unable to obtain such funding. Also, provide the basis for your projection that you will produce 25 conventions in 2012. Please explain whether you plan to acquire additional conventions or develop them in-house.  If so, discuss the costs associated with such expansion efforts and your anticipated source(s) of funding and the risks if you are unable to obtain such funding.

RESPONSE:  We have revised our disclosure to state that we will have ten Comic Cons in 2011.  Further, we have deleted our statement that we plan to add more Comic Cons to our 2011 tour because this is no longer a part of our business plans.  Rather, as further discussed in the Filing, our current plan is to focus on our existing Comic Cons rather than on acquiring or developing in-house additional Comic Cons.  We have also deleted the statement that we plan to have 25 Comic Cons in 2012.

Each Comic Con varies in cost to produce.  Production costs vary based on the degree and scope of the production.  Generally, our production costs range from approximately $150,000 for a smaller scale production to over $450,000 for a larger production.  We base the number of Comic Cons that we produce on how much internal cash flow we have to fund them, which limits the number of Comic Cons that we can produce in one year.  Because we have decided that the Comic Cons will be produced solely from internal cash flow, no outside financing is sought or considered.

7.	Here or in another section, please identify the locations for the thirteen conventions scheduled for 2011.

RESPONSE:  As stated in our response to Comment #6 above, we have scheduled only 10 conventions for 2011, which will be held in New Orleans, Miami, Toronto, Anaheim, New York, Philadelphia, Rosemont, Los Angeles, Columbus and Austin.  We have updated the Filing to reflect such locations.

8.	Provide the basis for your belief that the male demographic consists of tens of millions of consumers in the US and has hundreds of billion dollars in spending power.

RESPONSE:  We have deleted this statement from the Filing.

Conventions

9.
Please provide a more detailed discussion of your business, as required by Item 101(h)(4)(i) of Regulation S-K.  In addition, please discuss the status of any proposed products. For instance, we note the discussion of your proposed new product in the interview with Gareb Shamus on www.ifanboy.com.

RESPONSE:  We have revised the Filing to provide a more detailed discussion of our business. The product referenced in the interview with Mr. Gareb Shamus posted on www.ifanboy.com was an iPad app called Wizard World for our digital media. We are in the process of creating an additional app available to users of iPhone and Android mobile devices.

10.
We note the statement, “We earn revenue from ticket sales, exhibitor sales, sponsorships and promotions at our Comic Cons.” (emphasis added); however we do not understand the statement in light of the fact that your financial statements do not reflect any revenues through September 2010. Please revise to clarify.

RESPONSE:  Because Wizard Conventions is deemed the accounting acquirer, we have amended the Filing to include financial results of Wizard Conventions, which include revenue from ticket sales, exhibitor sales, sponsorships and promotions.

11.	Please disclose if known, what percentage of your revenues (will) come from Live Conventions and from Sponsorships and Promotions.

RESPONSE:  We expect that approximately 95% of the revenues will come from ticket sales, exhibitor sales and dealer sales at the Live Events and 5% would come from Sponsorships and Promotions.  Therefore, we have stated in the Filing that most of our revenues come from the Live Events.

Sponsorships and Promotions

12.	Please expand your discussion to provide more specificity regarding the company’s offering advertisers “a full range of promotional vehicles on-site and through its public relations efforts.”

RESPONSE:  We have provided examples of promotional vehicles that we offer to advertisers in the Filing.

13.	Briefly explain the fee structure sponsors pay “based upon the position of their advertising media and the exposure it will receive.”

RESPONSE:  The closer a sponsor is to the entrance of the Comic Con, the more exposure is given to such sponsor and the greater the number of attendees at the Comic Con who view the sponsor’s products and/or services.  Therefore, the rental fee for space at our Comic Cons is more expensive if the space is closer to the entrance.  We also offer sponsors, depending on their budgets, the opportunity to purchase banners on our website, banners on our emails, and signage on-site at the events.

14.	Expand to explain in further detail the company’s plans for co-creating promotions with “companies and brands seeking to benefit from the popularity of the Comic Cons…”

RESPONSE:  We have clarified in the Filing that we co-produce conventions with other parties.

15.	Please disclose if you have entered into any agreements or whether you are currently in negotiations.

RESPONSE:  We do not enter into formal agreements when we co-promote, for example, a movie, at one of our Comic Cons, as is further described in the Filing.

Marketing

16.	Discuss the costs of your marketing efforts promoting your conventions by way of television, radio, print and the Internet.

RESPONSE:  We have discussed in the Filing the costs of our marketing efforts to promote our conventions through television, radio, print and the Internet, and our ability to be cost effective with respect to our marketing.

Trademarks and Copyrights

17.
We note the statement, “[W]e have a portfolio of trademarks and service marks and maintain a catalog of copyrighted works.”  To the extent possible, please disclose your trademarks, service marks and copyrights and the durations.  See Item 101(h)(4)(vii) of Regulation S-K.

RESPONSE:  As disclosed in the Filing, when we acquire the production rights to a Comic Con, we also acquire the specific name of the Comic Con (e.g., Mid-Ohio Comic Con) and the marks, symbols and rights associated with such name.

Regulation

18.
We note the disclosure that convention centers require that you obtain liability insurance and that you are in the process of obtaining such insurance.  Please explain how the company was able to hold earlier events without this insurance.

RESPONSE:  Wizard Conventions, the predecessor, managed conventions and carried liability insurance during these periods.

Competition; Competitive Strengths

19.
Please discuss the competitive business conditions in the industry and clarify your competitive position in your industry.  Please explain the basis for your statement that you “have a competitive advantage over these comic cons because they do not have our economies of scale and operating efficiencies” in light of the fact that you have only recently commenced your operations and have only produced two conventions.  Also provide the basis for your statements regarding the size and volume of your conventions and how they provide leverage and “create a barrier to entry of new industry participants.

RESPONSE:  We have expanded our discussion in the Filing relating to the competitive business conditions and our competitive position in the industry.  For example, we are able to state that we have a competitive advantage resulting from our economies of scale and operating efficiencies because Wizard Conventions is deemed the accounting acquirer.

20.
We note in the second paragraph that you do not try to compete with the San Diego Comic-Con and therefore “do not consider them a competitor.”  It would appear the San Diego Comic-Con’s “history, size and well established industry presence” would be considered competitive strengths for that entity and that given the similarity in conventions, it and the other large operators of similar conventions would be your competitors.  Please advise or revise.

RESPONSE:  We have revised our discussion about the San Diego Comic-Con.

Sales and Marketing Strategy

21.
We note the informal arrangement the company has with Wizard Entertainment.  Please disclose the nature of the affiliation with Wizard Entertainment, and the terms of the informal arrangement.  In addition, it appears that all three of the magazines mentioned have ceased publication.

RESPONSE: As discussed in the Filing, we have obtained our own office space and have our own employees so we no longer have an informal arrangement with Wizard Entertainment.  The Company operates in the convention business and is not a publisher of print magazines.  The Filing has been amended to disclose such facts.

Growth Strategy

22.
Please discuss in detail the company’s plan to increase its presence in the comic con market “by acquiring the rights to conventions across North America and building and developing new shows in-house.”

RESPONSE:  Since we filed Amendment No. 1 to our Form 8-K/A, we have decided to focus on our existing Comic Cons rather than acquire additional Comic Cons.  We have revised the discussion of our growth plans accordingly in the Filing.

23.
Please discuss the company’s plans to finance its business expansion and clarify where the funds for expansion will come from.  Does the company plan to offer securities or does it have access to credit lines or other financing arrangements?  We note in the section “Going Concern” that management plans to raise additional funds through private placements.  Please discuss in greater detail.

RESPONSE:  We have explained in the Filing how we plan to obtain funding to implement our growth plans.

Employees

24. We note that you do not have any employees of your own but obtain the services of employees of either KTC LLC or Wizard Entertainment.  Given this disclosure, it appears that you are not producing these conventions but are instead relying upon these affiliated companies to produce the conventions and will enter into a formal agreement regarding this arrangement.  Please revise the disclosure throughout this Form 8-K to provide clear disclosure of this fact and the impact it may have on your business and operations. Disclose the material terms of this arrangement. Lastly, please explain why your executive officers are not considered employees.

RESPONSE:  As discussed in the Filing, we now have twelve (12) employees and have entered into an employment agreement with Gareb Shamus, our President and CEO.  We have clarified throughout the Filing that Wizard Conventions is deemed the accounting acquirer of the Company.

Risk Factors

25. Please add risk factors regarding the going concern raised by the independent registered public accountant, your lack of operating history, and lack of revenues.

RESPONSE:  We have added risk factors addressing these and other relevant risk factors.

Management’s Discussion and Analysis

Overview

26. The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

RESPONSE:

The Management’s Discussion and Analysis has been revised to, among other things, provide a more detailed discussion and analysis of known trends, demands, commitments, events and uncertainties.

Background

27.
You disclose in the Business section that you originated and produced the Anaheim and Austin Comic Cons in 2010 however we note they are both omitted from the list of Comic Cons to which you have acquired the production rights as the result of the reorganization of KTC LLC. Please explain this inconsistency and clarify the identity of the party that originated and produced the Anaheim and Austin Comic Cons.

RESPONSE:  Wizard Conventions is deemed the accounting acquirer and the Filing has been amended to include financial results of Wizard Conventions.  The Anaheim and Austin Comic Cons were omitted from the list because they were not involved in the reorganization of KTC LLC.  Rather, Gareb Shamus, our CEO, President and a Director, originated the concept that we hold conventions in these cities.

28.
You disclose in the Business section that Comic Cons provide you with revenue from ticket sales, exhibitor sales and sponsorships.  Tell us why and revise to explain why you did not generate any revenue from the Comic Cons you produced in 2010.

RESPONSE:  Wizard Conventions is deemed the accounting acquirer in the transaction. The Filing has been amended to include financial results of Wizard Conventions.

Management

29.
Please briefly discuss the specific experience, qualifications, attributes or skills that lead to the conclusion that the person should serve as a director, in light of your business and structure. See Item 401(e) of Regulation S-K.

RESPONSE:  Subsequent to filing Amendment No. 1 to our Form 8-K/A with the Commission on February 18, 2011, we have added five new directors to our Board of Directors.  In accordance with Item 401(e) of Regulation S-K, we have stated the specific experience, qualifications, attributes and skills that led us to believe that each new director should serve as a director of our Company.

30.
It is unclear whether Mr. Fields was still an officer and director at the time the Form 8-K was filed. Please clarify. If he was still an officer or director, please provide the business experience discussion required by Item 401(e) of Regulation S-K.  If not, please disclose the date he ceased to be an officer or director.

RESPONSE:  We have clarified that Mr. Fields was still the Chief Financial Offer of the Company as of the time of the original filing of the Form 8-K, but agreed to resign from his position as Chief Financial Officer immediately after the filing of our Company’s Form 10-Q for the three months ended October 31, 2010.  Mr. Fields is not currently a director of our Company.  Thus, we have not discussed Mr. Fields’ business experience in the Filing.

Involvement in Certain Legal Proceedings

31.
Since the company possesses the information to be in the position to know, please revise the opening sentence to make a definitive statement with respect to the company’s directors and executive officers.

RESPONSE:  We have revised the ‘Legal Proceedings’ paragraph accordingly.

32.	Please revise the disclosure regarding involvement in certain legal proceedings to include the past ten years, rather than five years, as required by Item 401(f) of Regulation S-K.

RESPONSE:  We have revised our disclosure under ‘Involvement in Certain Legal Proceedings.’

Executive Compensation

33. Please include compensation disclosure regarding Mr. Shamus.

RESPONSE:  We have provided compensation disclosure regarding Mr. Shamus in the Filing.

Certain Relationships and Related Transactions

34. Please disclose whether any consideration has been paid to Wizard Entertainment or Wizard Conventions or any other affiliates of Mr. Shamus as a result of the related transactions discussed in this section.

RESPONSE:  No consideration was paid to Wizard Entertainment or Wizard Conventions or any other affiliates of Mr. Shamus.

Properties

35. We note that at the present time, the company has an informal arrangement with Wizard Entertainment for the offices it occupies.  Please disclose the company’s cost associated with leasing its current space.

RESPONSE:  As further described in the Filing, our Company, through our subsidiary, has since located and entered into a service agreement with an office service provider, which is attached as Exhibit 10.11 to this Filing, for office space located at 1350 Avenue of the Americas, 2nd Floor, New York, NY in January 2011.  We no longer occupy space belonging to Wizard Entertainment.

Exhibits

36. We note that exhibit 10.1 is missing exhibits and/or schedules to the exhibit. Please file this exhibit in its entirety.

RESPONSE:  We have filed Exhibit 10.1 in its entirety in the Filing.

Item 9.01 Financial Statements and Exhibits

General

37.
The purpose of providing predecessor financial statements is to provide investors with management’s historical track record regarding the business it operated in the past and plans to continue to operate as a public company.  It has come to our attention that either Wizard Entertainment or Wizard Conventions or both have operated Comic Cons for at least a decade yet we note that none of that information has been provided in the Form 8-K despite the fact that Wizard World plans to continue this line of business. We note that Gareb Shamus is the CEO and Chairman of both Wizard Entertainment and its wholly-owned subsidiary, Wizard Conventions. Tell us why the consolidated financial statements of Wizard Entertainment have not been included in the Form 8-K as the financial statements of Wizard World.  If you do not believe those financial statements should be included in the Form 8-K, please explain to us the substantive difference(s) between the revenue-generating activities of Wizard Entertainment (including its wholly-owned subsidiary, Wizard Conventions) and the planned activities of Wizard World.

RESPONSE:  The filing has been revised to include predecessor financial statements of Wizard Conventions.  The Company concluded that it will benefit investors to have the comparable data and past performance of Wizard Conventions.

We performed an analysis of the planned operations of our company Wizard World. and the past operations of both Wizard Entertainment and Wizard Conventions and concluded that the business of Wizard Conventions is comparable to the planned operations of Wizard World.

Wizard World, Inc.

In summary, the operations of Wizard World consist of producing pop culture and multimedia conventions across North America that provide a social networking and entertainment venue for popular fiction enthusiasts of movies, TV shows, video games, technology, toys, social networking/gaming platforms, comic books and graphic novels.

Wizard World Digital, Inc.

Our Company, through our subsidiary Wizard World Digital, Inc., (“Wizard World Digital”) also creates daily content about the companies, artist, writers, celebrities and our fans that attend these events. The content is used on a daily basis in many different digital media outlets to promote the conventions as well as the content that is created at the events. The digital media outlets include the website www.wizardworld.com, the social networking sites like Facebook, Twitter, YouTube, Flicker and Tumblr, and through additional digital resources, including emails, newsletters and its iPad app. There will also soon be released an iPhone and Android app for the delivery of content on a multi-daily frequency.

Additionally the content created for Wizard World Digital focuses on new and upcoming talent, characters that are not well known or have limited fan followings and user generated content. The theme of the content revolves around discovery. It also has a much broader base of content covering properties or products that fall outside the typical mainstream media. The editorial content does not cover the subjects of collectible card gaming, Manga or Anime.

Gareb Shamus Enterprises, Inc. (d/b/a Wizard Entertainment)

Wizard Entertainment was incorporated in New York in 1991.  Wizard Entertainment was a print publisher and distributor of numerous print publications, in the comic industry as well as in the toy, animation, military and special ops.  Below are brief descriptions of each of the print publications produced and distributed by Wizard Entertainment.  In addition, Attachment A hereto provides an overview of Wizard Entertainment’s operations.

•	InQuest magazine (ceased publishing September 2007) – Focused on the world of collectible card games, like Magic the Gathering.

•
Toy Wishes magazine (ceased publishing October 2008) – Was a twice a year catalogue of all the new mass market toys coming out for people to buy their kids. The magazine targeted moms and kids 12 and under.

•
Special Books (ceased publishing end of 2008) – One-shot books or magazines that were created and sold on a one-off basis. Specials included a magazine that was all posters or books featuring one specific mainstream popular artist.

•
Special Operation Report magazine (ceased publishing January 2009) – The magazine was a trade (not consumer) magazine targeting special operation forces and military around the world. The book came out approximately four times a year and covered all aspects of the military, including the Marines, black ops forces, international special operation units.

•	Anime Insider magazine (ceased publishing March 2009) – Focused on the world of Japanese content in the format of books and video, also known as Manga and Anime.
•
Wizard magazine (ceased publishing January 2011) – The print magazine covered many of today’s blockbuster hits that grew out of the comic book business. The magazine also covered the licensed products from those properties, including the big video games, movies and TV shows coming out. There was no repurposing of the content online.

•
ToyFare magazine (ceased publishing January 2011) – Exclusively covered the action figures based upon movies and TV shows and mainstream properties, including Star Wars. There were approximately eighty pages of monthly content created, which was not repurposed online.

•
In addition to the print publishing business, Wizard Entertainment also operated a retail toy store, which sold over $2.5 million of product during the year ended December 31, 2008, primarily through eBay, Amazon and its Yahoo store. The store ceased operations in September 2009.

Wizard Conventions, Inc.

Wizard Conventions was incorporated in New York in 1997 and was wholly owned by Wizard Entertainment.  The subsidiary was created by Wizard Entertainment specifically to operate comic conventions.  Wizard Conventions managed and operated multiple comic conventions, namely Rosemont, Illinois, Philadelphia, Pennsylvania, Los Angeles, California and Arlington, Texas.

The Company believes the inclusion of Wizard Entertainment’s historical financial statements significantly misleads the potential investor by leaving open the possibility of regaining the significant revenue produced in the past through the subscriptions, newsstand distribution, and comic book store channels that are not part of the Wizard World business model at all. The Wizard Entertainment publishing business was not focused solely in the comic book space. In addition, Wizard Entertainment contained an additional $2.5 million of online store revenues with inventory and product fulfillment, which is not part of the Wizard World business model.  The Wizard Entertainment financial statements also carry the massive print, distribution, and overhead costs associated with producing traditional magazines, which again are not part of the Wizard World business model.

Wizard Entertainment no longer has any ongoing business operations; all the print magazines ceased publishing from September 2007 through January 2011. After the print magazines were shut down, the all ongoing business for the company ceased to exist and the direct response sales business was shut down in September 2009. While Gareb Shamus still holds the position of CEO, there are no ongoing or day-to-day business operations being performed. Wizard Entertainment has no current employees; at one time in 2007 it had approximately 85 full-time personnel, including a full-time President and COO, Fred Pierce and CFO Ed DuPre. Neither of these gentlemen works for Wizard Entertainment or are associated with Wizard World.

Gareb Shamus is currently the CEO and a Board Member of Wizard World. Wizard World currently has 10 full-time people and 2 part-time employees, all of which work full-time in the conventions area except for only 1 full-time employee dedicated to managing or creating content.

The content offered by Wizard World differs from the print publishing business of Wizard Entertainment in the following ways:

•
Currently the Wizard World digital’s content is distributed free through many different digital outlets including its newsletter, email, via Facebook, Twitter and YouTube and is also offered free of charge on the Company’s website;

•
Wizard World digital’s newsletter operates more as an advertorial of the comic conventions business, driving awareness of what is new in the marketplace as well as informing fans of what is upcoming for Wizard World;

•	The Wizard World online digital newsletter has no subscribers. Subscriptions are not being sold, orders are not being processed, subscription liabilities are not being tracked;
•	There are no customer service representatives, no refunds are being offered, and there no fulfillment agency requirements;
•	There are no printing labels and no sorting copies for shipping to post office for distribution;
•	No printing – Wizard World digital magazine does not have to do pre-press, there are no shipping logs, no order taking, no costs, no time lag, no paper costs, and no web breaks;

•	There is nothing about the Wizard World business model that resembles the business model of a print magazine business.
We feel that comparing Wizard Entertainment to Wizard World would be grossly misleading to investors or potential investors about the Wizard World business. There is no expectation to reclaim the millions of dollars in both revenue and costs associated with the print publishing business. It would also grossly mislead investors to think that Wizard World would hire many employees to handle all the work associated with a print magazine, from production, to printing to shipping and collecting, managing subscriptions, and fulfillment.

38.
You state the unaudited financial statements of KTC Corp. as of September 30, 2010 are filed as Exhibit 99.2. We note the KTC Corp. financial statements appear to be audited. Additionally, we note the financial statements are filed within the Form 8-K and are not filed as Exhibit 99.2. Please revise.

RESPONSE:  The Filing has been revised to include audited financial statements of the predecessor, Wizard Conventions for the years ended December 31, 2010 and 2009.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

______________________
Gareb Shamus
President and CEO
Wizard World, Inc.

Attachment A

Wizard Entertainment
2007
Wizard Conventions
(subsidiary)
Wizard Entertainment
Operations
Chicago Convention
Rev $1,259k
COGS $582kz
Philadelphia Convention
Rev $592k
COGS $365k
Los Angeles Convention
Rev $393k
COGS $335k
Arlington Convention
Rev $271k
COGS $153k
Wizard Print Magazine
Rev $4,539k
COGS $2,462k
ToyFare Print Magazine
Rev $904k
COGS $693k
InQuest Print Magazine
Rev $3k
COGS $2k
Anime Insider
Print Magazine
Rev $1,123k
COGS $822k
Special Operations Report
Print Magazine
Rev $463k
COGS $210k
Toy Wishes
Print Magazine
$632k
COGS $317k
Books and Special Print
Publications
Rev $169k
COGS $53k
Direct Response Sales
Yahoo, eBay and Amazon
Rev $2,498k
COGS $2,334k